UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: July 20, 2021

FEEL THE WORLD, INC.

D.B.A. XERO SHOES

(Exact name of issuer as specified in its charter)

Commission File Number:  24R-00082

Delaware	27-4419848
State of other jurisdiction of Incorporation or organization	(I.R.S. Employer Identification No.)

100 Technology Drive, Suite 315, Broomfield, Colorado 80021

(Full mailing address of principal executive offices)

(303) 447 – 3100

(Issuer's telephone number, including area code)

Title of each class of securities pursuant to Regulation A:

Class A Voting Common Stock

and

Class B Non-Voting Common Stock

Item 9.  Other Events

Feel the World, Inc. D.B.A. Xero Shoes 100 Technology Drive Suite 315 Broomfield, Colorado 80021

PRESS RELEASE

Feel the World, Inc. COO Transition

Broomfield, Colorado, July 16, 2021: Pattrick Straton has stepped down as the Chief Operating Officer of Feel the World, Inc. (dba Xero Shoes) to pursue new opportunities. On July 12, 2021, Brighton Wang joined Company as its new COO. He comes to Xero Shoes with over 15 years of experience optimizing supply chains for profitable growth, bringing executive-level experience managing footwear supply chains. During his tenure at Shoes for Crews, LLC, Brighton led numerous initiatives that reduced supply chain costs, reduced working capital needs, and shortened the product development cycle. Brighton’s experience will be an invaluable strategic component of Xero Shoes growth and development.